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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                 AMENDMENT NO. 2
                                       to
                                  SCHEDULE 13D
                                  (Rule 13d-1)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(a)/1

                         WORLDGATE COMMUNICATIONS, INC.
                                (Name of issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of class of securities)

                                   98156L-30-7
                                   -----------
                                 (CUSIP number)

                        Randall J. Gort, General Counsel
                         WorldGate Communications, Inc.
                               3190 Tremont Avenue
                                    Suite 100
                                Trevose, PA 19053
                                 (215) 354-5100
                                 --------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  MAY 31, 2000
                                  ------------
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)


-----------------

     /1   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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-------------------------                                ----------------------
CUSIP No. 98156L-30-7                 13D                Page 2 of 5 Pages
-------------------------                                ----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Hal M. Krisbergh
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                       (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
--------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
       NUMBER OF               4,378,945 shares
        SHARES             -----------------------------------------------------
                           8   SHARED VOTING POWER
     BENEFICIALLY              1,556,321 shares
       OWNED BY            -----------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
         EACH                  4,378,945 shares
       REPORTING           -----------------------------------------------------
      PERSON WITH          10  SHARED DISPOSITIVE POWER
                               1,556,321 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,935,266 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     25.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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-------------------------                                ----------------------
CUSIP No. 98156L-30-7                 13D                Page 3 of 5 Pages
-------------------------                                ----------------------

ITEM 1. SECURITY AND ISSUER.

     CLASS OF SECURITIES: Common Stock (the "Shares")

     ISSUER: WorldGate Communications, Inc.

     PRINCIPAL ADDRESS: 3190 Tremont Avenue, Suite 100, Trevose, Pennsylvania
                          19053

     For purposes of this statement, the term "Subject Shares" refers to the Shares of the Issuer reported herein as being beneficially owned by Mr. Krisbergh other than such Shares that are beneficially owned by virtue of Rule 13d-3(d)(1) of the Securities Exchange Act of 1934. See Item 5.

ITEM 2. IDENTITY AND BACKGROUND.

     This statement is filed by and on behalf of Mr. Hal M. Krisbergh, a natural person and citizen of the United States of America.

     Mr. Krisbergh is the Chairman of the Board of Directors and the Chief Executive Officer of the Issuer. Mr. Krisbergh's business address is 3190 Tremont Avenue, Suite 100, Trevose, Pennsylvania 19053. The Issuer's principal business is to provide interactive television products and services to the cable television industry.

     During the last five years, Mr. Krisbergh has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr. Krisbergh acquired the Subject Shares that he owns directly with personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

     The Subject Shares were acquired for investment purposes. Mr. Krisbergh may dispose of the Subject Shares from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors. Mr. Krisbergh may also acquire additional Shares in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors.

     Except as set forth above in this Item 4, Mr. Krisbergh has no plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.



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-------------------------                                ----------------------
CUSIP No. 98156L-30-7                 13D                Page 4 of 5 Pages
-------------------------                                ----------------------

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER

     (a) As of the date on which this statement is executed, Mr. Krisbergh beneficially owns 5,935,266 Shares of the Issuer, constituting 25.3% of the Issuer's issued and outstanding Shares, based upon an aggregate of 23,445,765 Shares of the Issuer issued and outstanding (as set forth on the Issuer's Annual Report on Form 10-K, filed with the SEC on April 2, 2001 (SEC File No. 000-25755)).

     (b) The 5,935,266 Shares reported as beneficially owned by Mr. Krisbergh include:

        (i) 4,363,708 Shares owned by Mr. Krisbergh directly;

        (ii) 5,000 Shares subject to options that are exercisable within 60 days of the date hereof;

        (iii) An aggregate 768,042 Shares held in two grantor retained annuity trusts of which Mr. Krisbergh is the settlor and co-trustee;

        (iv) 15,237 Shares which Mr. Krisbergh holds as custodian for he and his wife's minor child (the "Children's Shares One");

        (v) An aggregate 768,042 Shares held in two grantor retained annuity trusts of which Mr. Krisbergh's wife is the settlor and co-trustee (the "Spouse's Shares"); and

        (vi) 15,237 Shares held by Mr. Krisbergh's wife as custodian for their minor child (the "Children's Shares Two" and together with the Children's Shares One, the "Children's Shares").

     Mr. Krisbergh has sole investment and voting power over the Shares described in items (i), (ii) and (iv) above.

     Mr. Krisbergh shares investment power over the Shares described in item
(iii) with Dr. Henry Mishel, who is the co-trustee of each of the grantor retained annuity trusts described in that item. Dr. Mishel is a natural person and citizen of the United States of America whose business address is 1235 York Road, Abington, Pennsylvania 19001. Dr. Mishel is a physician. During the last five years, Dr. Mishel has not (x) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (y) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Krisbergh disclaims beneficial ownership of the Children's Shares and the Spouse's Shares.

     (c) During the past 60 days, Mr. Krisbergh effected no transaction in the Shares.

     (d) Other than as disclosed under Item 5(b), no other person has the right to receive or the power to direct receipt of dividends from, or proceeds from the sale of the securities described in, this Schedule 13D.



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CUSIP No. 98156L-30-7                 13D                Page 5 of 5 Pages
-------------------------                                ----------------------

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to the Deed creating the Irrevocable Grantor Retained Annuity Trust of Hal Krisbergh, Settlor, by and between Hal Krisbergh as Settlor and Trustee, and Henry Mishel as Trustee, Henry Mishel, as an initial Trustee, and any successor Trustee, may, with respect to the Shares contained in trust, vote for directors and officers of the Issuer and give proxies for such purpose.

     Pursuant to the Deed creating the Irrevocable Grantor Retained Annuity Trust No. 2 of Hal Krisbergh, Settlor, by and between Hal Krisbergh as Settlor and Trustee, and Henry Mishel as Trustee, Henry Mishel, as an initial Trustee, and any successor Trustee, may, with respect to the Shares contained in trust, vote for directors and officers of the Issuer and give proxies for such purpose.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     (a) Deed of Trust of the Irrevocable Grantor Retained Annuity Trust of Hal Krisbergh, Settlor, by and between Hal Krisbergh as Settlor and Trustee, and Henry Mishel as Trustee, dated April 18, 2000.

     (b) Deed of Trust of the Irrevocable Grantor Retained Annuity Trust No. 2 of Hal Krisbergh, Settlor, by and between Hal Krisbergh as Settlor and Trustee, and Henry Mishel as Trustee, dated December 12, 2000.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE: April 13, 2001                         /s/ HAL M. KRISBERGH
                                             ------------------------
                                                 Hal M. Krisbergh